September 17, 2024

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for Withdrawal of Qualification Date

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”). Attached hereto please find the Fifth Amended Offering Statement on Form 1A (CIK No. 0002016678), as well as all referenced exhibits.

By way of a letter, dated September 15, the Issuer requested a qualification date of September 20, 2024, or as soon thereafter as possible. The Issuer hereby withdraws the requested qualification date and will await the SEC’s confirmation that the offering is ready for qualification.

Please note the Offering papers were made public as of September 17, 2024.

Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//

Brian T. Gallagher